                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE - No. 7-11

               July 8, 2011

SAMEX TO RESUME DRILLING AT LOS ZORROS DISTRICT, CHILE

Drilling will resume shortly at Los Zorros in Chile where SAMEX is exploring for multiple precious metal deposits within a district of widespread occurrences of gold, silver, copper and barite.

The drilling is following up exploration results from earlier drilling and a Titan-24 geophysical survey which refined understanding of existing project targets and also outlined important new targets (see News Release No. 4-11 dated April 18, 2011 "SAMEX Makes Exploration Breakthrough At Cinchado; Multiple Gold Intercepts At Milagro & Milagro Pampa – Los Zorros District, Chile" and graphic plates at www.samex.com).  Drilling will start in the Cinchado Project area and is also planned for the high-priority Nora Project.  In addition, other targets outlined by the Titan 24 geophysical survey and recent reconnaissance work may be tested later in the program.

The Los Zorros property holdings consist of multiple project areas that cover approximately 80 square kilometers within a district of scattered numerous small mines and prospects where there was sporadic attempts at small-scale production for gold and copper-silver in the past.  The property is situated at the convergence of important geologic and structural features and significant gold and copper-silver mineralized areas of Cinchado, Nora, Milagro, and Milagro Pampa. There are also many other mineral occurrences at Los Zorros yet to be systematically explored by SAMEX including: La Florida and Lora (gold and copper-gold), Virgen de Carmen and Colorina (copper-silver; possible deeper-seated gold and copper-gold), and Salvadora and Cresta de Gallo (barite vein systems with possible deeper-seated gold and copper-gold).  In addition to these areas, SAMEX is strategically expanding its Los Zorros land holdings over prospective geologic features in the surrounding area.

SAMEX is well funded to advance the exploration of its high-priority precious metal projects at Los Zorros, while bringing forward numerous additional targets in the district.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.